PRIMERO MINING CORP.
DECEMBER 31, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Primero Mining Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval. The financial statements of the Company were authorized for issue in accordance with a directors’ resolution on February 20, 2013.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Joseph F. Conway	David C. Blaiklock

President & Chief Executive Officer	Chief Financial Officer

February 20, 2013	February 20, 2013

Independent Auditor’s Report

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp., which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
February 20, 2013
Vancouver, Canada

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands of United States dollars, except for share and per share amounts)

		2012	2011
	Notes		(Restated)
		$	$
			(Note 2)

Revenue	6	182,939	156,542

Operating expenses		(75,495)	(64,845)
Depreciation and depletion	12	(28,055)	(26,607)
Total cost of sales		(103,550)	(91,452)

Earnings from mine operations		79,389	65,090
General and administrative expenses	7	(30,003)	(18,872)

Earnings from operations		49,386	46,218
Other (expense) income	8	(1,842)	17,407
Foreign exchange (loss) gain		(948)	912
Finance income		1,192	2,795
Finance expense	13 (b)	(2,887)	(7,810)
Loss on derivative contracts	18 (i), (ii)	(226)	(1,284)

Earnings before income taxes		44,675	58,238

Income tax recovery (expense)	9	4,878	(8,594)

Net income for the year		49,553	49,644

Other comprehensive income
Exchange differences on translation of foreign operations		386	(1,588)
Total comprehensive income for the year		49,939	48,056

Basic income per share	10	0.54	0.56
Diluted income per share	10	0.54	0.54

Weighted average number of common shares outstanding
Basic		91,469,356	88,049,171
Diluted		91,635,428	96,562,288

See accompanying notes to the consolidated financial statements.	3

PRIMERO MINING CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars)

		December 31,	December 31,
		2012	2011
	Notes		(Restated)
		$	$
			(Note 2)
Assets
Current assets
Cash		139,244	80,761
Trade and other receivables		3,792	5,526
Taxes receivable	9	5,914	20,969
Prepaid expenses		4,607	5,570
Inventories	11	11,044	9,463
Derivative asset	18 (i)	-	203
Total current assets		164,601	122,492

Non-current assets
Mining interests	12	496,132	486,424
Deferred tax asset	9	9,773	343
Total assets		670,506	609,259

Liabilities
Current liabilities
Trade and other payables	15 (e)	36,520	24,907
Taxes payable	9	2,209	4,213
Current portion of decommissioning liability	14	2,182	-
Current portion of long-term debt	13	12,786	40,000
Total current liabilities		53,697	69,120

Non-current liabilities
Taxes payable		6,055	-
Decommissioning liability	14	6,101	9,373
Long-term debt	13	27,214	40,000
Other long-term liabilities	15 (e)	5,701	2,926
Total liabilities		98,768	121,419

Equity
Share capital	15 ( b)	456,734	423,250
Warrant reserve	15 ( d)	34,237	34,237
Share-based payment reserve	15 ( c)	15,120	14,645
Foreign currency translation reserve		(1,064)	(1,450)
Retained earnings		66,711	17,158
Total equity		571,738	487,840
Total liabilities and equity		670,506	609,259

Commitments and contingencies (Note 20)

Approved on behalf of the Board of Directors

Joseph F. Conway, Director	Michael E. Riley, Director
February 20, 2013	February 20, 2013

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)

						Foreign
					Share-based	currency	Retained
		Share capital		Warrants	payment	translation	Earnings/
	Notes	Shares	Amount	reserve	reserve	reserve	(Deficit)	Total Equity
			$	$	$	$	$	$

Balance, January 1, 2011		87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for
Exercise of warrants	15 (d )	492,076	2,127	(1,159)	-	-	-	968
Exercise of stock options	15 (c)	28,750	129		(50)			79
Foreign currency translation		-	-	-	-	(1,588)	-	(1,588)
Share-based payment	15 (c)	-	-	-	5,944	-	-	5,944
Net income		-	-	-	-	-	67,829	67,829
Balance, December 31, 2011 (as previously reported)	2	88,259,831	423,250	34,237	14,645	(1,450)	32,596	503,278
Impact of restatement	2	-	-	-	-	-	(15,438)	(15,438)
Balance, December 31, 2011 (as restated)	2	88,259,831	423,250	34,237	14,645	(1,450)	17,158	487,840
Shares issued for
Conversion of Debt	13 (i)	8,422,460	30,000	-	-	-	-	30,000
Exercise of stock options	15 (c)	523,331	3,484		(952)			2,532
Foreign currency translation		-	-	-	-	386	-	386
Share-based payment	15 (c)	-	-	-	1,427	-	-	1,427
Net income		-	-	-	-	-	49,553	49,553
Balance, December 31, 2012		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738

Total comprehensive income was $49,939 for the year ended December 31, 2012 (December 31, 2011 - income of $48,056)

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011
(In thousands Of United States dollars)

	Notes	2012	2011
		$	$

Operating activities
Earnings before income taxes		44,675	58,238
Adjustments for:
Depreciation and depletion	12	28,055	26,607
Changes to decomissioning liability		(161)	(851)
Share-based payments	15 (c ), (e )	16,233	8,073
Payments made under the phantom share unit plan	15 (e )	(877)	-
Cash paid for unrealized derivative contracts (net of sales proceeds)		(23)	(4,118)
Loss on derivative asset	18 (i), (ii)	226	1,284
Assets written off		811	931
Unrealized foreign exchange loss (gain)		175	(153)
Taxes paid		(2,001)	(17,435)
Other adjustments
Finance income (disclosed in investing activities)		(1,192)	(2,795)
Finance expense		2,887	7,810
		88,808	77,591

Changes in non-cash working capital	16	25,402	74,974
Cash provided by operating activities		114,210	152,565

Investing activities
Acquisition of San Dimas	5	-	(3,928)
Expenditures on exploration and evaluation assets	12	(35,267)	(8,171)
Expenditures on mining interests	12	(4,473)	(18,994)
Interest received		1,192	2,795
Cash used in investing activities		(38,548)	(28,298)

Financing activities
Repayment of VAT loan	13 (iii)	-	(70,000)
Repayment of debt	13 (i), (ii)	(10,050)	(30,000)
Proceeds on exercise of options and warrants	15 (c), (d)	2,532	1,047
Interest paid		(9,024)	(2,154)
Cash used in financing activites		(16,542)	(101,107)

Effect of foreign exchange rate changes on cash		(637)	(697)

Increase in cash		58,483	22,463
Cash, beginning of year		80,761	58,298
Cash, end of year		139,244	80,761

Supplemental cash flow information (Note 16)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

2.	Restatement

In the third quarter 2012, it was identified that during the transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). The comparative information in these financial statements was restated and refiled in the third quarter, 2012 in order to give effect to the IFRS guidance with the following impacts:

As at and for the year-ended December 31, 2011

	As previously reported	Adjustment	As restated
Deferred tax asset	15,781	(15,438)	343
Total assets	624,697	(15,438)	609,259
Deferred tax recovery (expense)	7,918	(18,185)	(10,267)
Retained earnings (including net income impact for same period)	32,596	(15,438)	17,158
Total equity	503,278	(15,438)	487,840
Total equity and liabilities	624,697	(15,438)	609,259
Net income	67,829	(18,185)	49,644
Earnings per share - basic	$0.77	($0.21)	$0.56
Earnings per share - diluted	$0.73	($0.19)	$0.54

None of the adjustments related to the restatement affect cash taxes payable/receivable or the Company’s consolidated statement of cash flows.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

3.	Significant accounting policies

Statement of Compliance
The consolidated financial statements of the Company have been prepared in accordance and full compliance with IFRS as issued by the IASB.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis other than the derivative assets and liabilities and the phantom share units (the “units”) which are accounted for at fair value through profit or loss.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at December 31, 2012 and 2011 and the results of its operations and cash flows for the years then ended have been made.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All intercompany transactions and balances, revenues and expenses have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Silver Trading (Barbados) Limited and Primero Mining Luxembourg S.a.r.l.

(b) Functional and presentation currency

The functional currency of the Company’s operations in Mexico is the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar. During the year ended December 31, 2011, the functional currency of Primero Mining Luxembourg S.a.r.l. changed to the Mexican peso as a result of the change in the denomination of its significant assets and liabilities. This change was accounted for prospectively.

Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non- monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined. The resulting foreign exchange gains and losses are included in the determination of earnings.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Statement of operations items denominated in currencies other than the presentation currency are translated at the period average exchange rates. With the exception of foreign exchange differences on an intercompany loan between Primero Mining Luxembourg S.a.r.l. and Primero Empresa, S.A. de C.V., for which exchange differences are recorded in other comprehensive income (“OCI”), the resulting foreign exchange gains and losses are included in the determination of earnings.

The presentation currency of the Company is the U.S. dollar. The results of the Canadian parent company and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI; there is no tax impact of this translation.

(c)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include:

	(i)	asset carrying values and impairment charges;

(ii)

long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures, tax positions taken (including the assumptions that the Mexican tax authorities will not change their position with respect to their views on the appropriate price for the sale of silver under the silver purchase agreement), and other assumptions contained within the Company’s mine models used for assessing possible impairment;

	(iii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

	(iv)	the valuation of inventories;

	(v)	the recoverable mineralization from the mine and related depreciation and depletion of mining interests;

(vi)

the proven and probable mineral reserves and resources, as well as exploration potential associated with the mining properties, the expected economic life of the mining properties, the future operating results and net cash flows from the mining property and the recoverability of the mining properties;

	(vii)	the expected costs of reclamation and closure cost obligations;

	(viii)	the assumptions used in accounting for share-based payments;

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(ix)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities; and

(x)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include:

(i)	accounting and presentation relating to the agreement to sell silver to Silver Wheaton Caymans (Note 5) assumed upon the Company’s acquisition of the San Dimas Mine;

(ii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iii)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU;

(iv)	the classification and fair value hierarchy of financial instruments (Note 18); and

(v)	the functional currency of the entities within the consolidated group.

Actual results may differ from these estimates and judgments as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, and could potentially have material effects on the Company’s’ consolidated financial statements. Revisions to estimates and judgments and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

(d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources and other assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. This goodwill is not amortized, and is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations and comprehensive income.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the balance sheet.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(e)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

(i) the significant risks and rewards of ownership have been transferred to the buyer;

(ii) neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of transfer of title. Sales prices are fixed based on the terms of the contract or at spot prices.

(f)	Cash

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

(g)	Inventories

Finished goods (gold and silver in doré), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Production costs are capitalized and included in the work-in-process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and expensed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

	(i)	Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is stated at cost less any impairment in value and is not depreciated.

	(ii)	Exploration and evaluation expenditure on exploration properties

Exploration and evaluation expenditure is charged to the statement of operations and comprehensive income unless both of the following conditions are met, in which case it is deferred under “mining interests”:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and
•

substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administrative expenditures relating to exploration and evaluation activities are capitalized where they can be directly attributed to the site undergoing exploration and evaluation. Exploration and evaluation assets are classified as tangible or intangible according to the nature of the assets acquired. At December 31, 2012, all capitalized exploration and evaluation costs of the Company were classified as tangible assets.

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Once the property is brought into production, the deferred costs are transferred to mining properties and are amortized on a units-of-production basis.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

The Company reviews and evaluates its exploration properties for impairment prior to reclassification, and when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense. The Company considers the San Dimas Mine to be a CGU.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations and comprehensive income.

(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the balance sheet as incurred.

Mine development costs incurred to maintain current production are included in the statement of operations and comprehensive income. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

The Company reviews and evaluates its mining properties for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated (the Company currently has one CGU, the San Dimas Mine). These budgets and forecasts generally cover the life of the mine.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations and comprehensive income.

(iv)	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income in the period in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

(v)	Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

(vi)	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases:

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. Construction in progress is not depreciated until construction is complete. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

The expected useful lives are as follows:

Mining properties and leases are based on estimated life of reserves and a portion of mineralization expected to be classified as reserves on a units-of-production basis.

Plant and buildings	8 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 years

(vii)	Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations and comprehensive income.

(i)	Provisions

General

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance expense in the statement of operations and comprehensive income.

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(j)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income on a straight-line basis over the lease term.

(k)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income except to the extent they relate to items recognized directly in equity or in other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations and comprehensive income due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the statements of operations and comprehensive income.

The Company recognizes uncertain tax positions in its financial statements when it is considered more likely than not that the tax position shall be sustained.

(l)	Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

(m)	Share–based payments

(i) Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated balance sheet) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black- Scholes option pricing model. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(ii)	Cash-settled awards to employees and others providing similar services (Phantom Share Unit Plan)

For cash-settled awards, the fair value is re-calculated at each balance sheet date until the awards are settled, using the Black-Scholes option pricing model (with any changes in fair value recognized in the statement of operations and comprehensive income). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the balance sheet date multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance sheet date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income.

(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to- maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of operations and comprehensive income. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other financial liabilities, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are measured as FVTPL are recognized in the statement of operations and comprehensive income immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

The Company may enter into derivative contracts or financial instruments and non- financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income.

The Company has designated its derivative instruments and the phantom share units as FVTPL, which are measured at fair value. Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, the convertible note, and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The rights to receive cash flows from the asset have expired, or
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of it, the asset is recognised to the extent of the Company’s continuing involvement in it. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

4.	Changes in accounting policies and recent pronouncements issued

Changes in accounting policies

During the third quarter 2012, it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). As a result of the identification of this methodology difference, the Company changed its accounting policy with respect to deferred tax assets and liabilities in order that it records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Operations and Comprehensive Income.

Other than this change, the Company has made no changes to its accounting policies during the year ended December 31, 2012.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at December 31, 2012, the Company recognizes no assets or liabilities to which IFRS 13 would apply.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Cerro del Gallo will be an open pit mine and assuming the acquisition of Cerro completes as planned, the Company will apply the provisions of IFRIC 20 from initial recognition, and will develop a policy for allocation of costs (Note 21).

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At December 31, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentation currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

As at December 31, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39
Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost

Under the current version of IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of the current version of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

5.	Silver purchase agreement

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Limited. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans (“the silver purchase agreement”).

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas Mine and Silver Trading (the “Internal SPA”). The Company was required to assume these two agreements, with amendments, when it acquired the San Dimas Mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 3 (c)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

6.	Revenue

Revenue is comprised of the following sales:

	2012	2011
	$	$

Gold	145,224	120,957
Silver (Note 5)	37,715	35,585
	182,939	156,542

As described in Note 5, for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The Company sold 716,229 ounces of silver at market prices during the year ended December 31, 2012 (2011 - 511,752).

7.	General and administrative expenses

General and administrative expenses are comprised of the following:

(In thousands of U.S. dollars)	2012	2011

Share-based payment	15,049	6,258
Salaries and wages	5,761	5,364
Rent and office costs	1,402	1,218
Legal, accounting, consulting, and other professional fees	4,628	3,031
Other general and administrative expenses	3,163	3,001
Total	30,003	18,872

An additional $1.2 million of share-based compensation is included in operating expenses for the year ended December 31, 2012 (2011 - $1.8 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

8.	Other (expense) income

On July 13, 2011, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, the Company announced that the Arrangement Agreement had been terminated as Northgate had received a Superior Proposal (as defined in the Arrangement Agreement) from another company. As provided for in the Arrangement Agreement, a termination fee of Cdn$25 million was paid by Northgate to Primero. Transaction costs of $7.0 million were incurred by the Company with respect to the Arrangement Agreement during 2011. The net amount $18.3 million has been included in other (expense) income in the year ended December 31, 2011.

9.	Income taxes

(a) The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	2012	2011
		(Restated)
	$	$

Earnings before income taxes	44,675	58,238

Canadian federal and provincial income tax rate	25.00%	26.50%

Expected income tax expense	(11,169)	(15,433)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(2,062)	(1,357)
Share-based payments	(407)	(1,930)
Additional deductible expenses	13,778	7,299
Impact of foreign exchange	2,554	14,034
Impact of foreign exchange on deferred income tax assets and liabilities	9,822	(18,185)
Recovery of 2010 taxes based on silver revenue at realized prices	-	11,040
Impact of Mexican inflation on tax values	1,531	-
Withholding taxes on intercompany interest	(4,947)	(4,008)
Recovery of Luxembourg taxes	1,473	-
Benefit of tax losses (not recognized)	(5,695)	(54)
Income tax recovery (expense)	4,878	(8,594)

Income tax expense is represented by:
Current income tax recovery	660	1,673
Deferred income tax recovery (expense)	4,218	(10,267)
Net income tax recovery (expense)	4,878	(8,594)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Effective January 1, 2012, the Canadian Federal Corporate tax rate decreased from 16.5% to 15% which decreased the Company’s overall statutory rate from 26.5% to 25%.

There is no taxation related to the other comprehensive income balance recorded by the Company

(b)	The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2012	2011
		(Restated)
	$	$

Non-capital losses and other future deductions	13,847	14,508
Decommissioning liability to be recovered	904	734
Other	4,464	2,751
Deferred tax assets	19,215	17,993

Mineral property, plant and equipment	(9,442)	(17,650)
Deferred tax liabilities	(9,442)	(17,650)

Net deferred tax asset	9,773	343

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Of the Company’s total deferred tax assets of $18.3 million, $17.0 million is expected to be recovered within twelve months of the balance sheet date and the remainder after twelve months of the balance sheet date. The Company has total unused tax losses of $63.4 million that are available without restriction of use to carry forward against future taxable income of the entities in which the losses arose. However, $17.3 million of these losses (of which $4.4 million expire in 2020 and 2021 and $12.9 million expire in 2030 and 2032) relate to entities that have a history of losses, and may not be used to offset taxes in other entities. The majority of the remainder of the losses expire in 2021.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	December 31,	December 31,
	2012	2011
	$	$

Non-capital losses	17,323	2,264
Capital losses	3,064	3,219
Share issuance costs	6,511	9,642
Accrued liabilities and other	14,945	2,492
	41,843	17,617

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

On October 17, 2011 the Company’s Mexican subsidiary filed an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the Internal SPA. As described in Note 5, upon the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at market prices.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the acquisition of the San Dimas Mine and in addition claimed a refund for the previous overpayment of taxes. During the year ended December 31, 2012 the Company received $22.2 million as a full refund for this overpayment of taxes.

On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the Internal SPA at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas Mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas Mine.

10.	Income per share (EPS)

Basic income per share amounts are calculated by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

	2012	2011
		(Restated)

Net income attributable to shareholders (basic)	49,553	49,644
Net income attributable to shareholders (diluted)	49,553	52,368
Weighted average number of shares (basic)	91,469,356	88,049,171
Weighted average number of shares (diluted)	91,635,428	96,562,288
Basic income per share ($s)	0.54	0.56
Diluted income per share ($s)	0.54	0.54

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

The following is a reconciliation of the basic and diluted net income attributable to shareholders:

		(Restated)

Net income attributable to shareholders- basic	49,553	49,644
Accretion on convertible debt	-	2,116
Interest on convertible debt	-	608
Net income attributable to shareholders - diluted	49,553	52,368

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	2012	2011

Weighted average number of ordinary shares - basic	91,469,356	88,049,171
Potentially dilutive options	166,072	90,657
Potentially dilutive convertible debt	-	8,422,460
Weighted average number of ordinary shares - diluted	91,635,428	96,562,288

For the year ended December 31, 2012, certain of the outstanding stock options had a dilutive effect, which had a minor impact on basic income per share. For the year ended December 31, 2011, certain of the outstanding stock options and warrants, as well as the conversion feature attached to the convertible note did have a dilutive effect, which had a minor impact on basic income per share.

There have been no transactions involving shares or potential shares between the reporting date and the date of completion of these financial statements.

11.	Inventories

	2012	2011
	$	$

Supplies	4,929	4,408
Finished goods	3,759	4,215
Work-in-progress	2,356	840
	11,044	9,463

The total amount of inventory expensed during the year was $97.1 million (2011 - $86.5 million). No inventory is carried at fair value less costs to sell.

All inventory is expected to be recovered within 12 months of the balance sheet date.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and	Plant,	Construction	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total

Cost

At January 1, 2011	383,718	4,744	46,599	49,977	9,884	792	495,714
Additions	2,995	10,766	765	4,517	14,131	291	33,465
Reclassifications and Adjustments	31,470	(15,510)	3,198	94	(21,607)	555	(1,800)
Assets written off	(1,718)	-	-	(1,172)	-	(1)	(2,891)
At December 31, 2011	416,465	-	50,562	53,416	2,408	1,637	524,488
Additions	-	13,537	167	4,028	23,022	278	41,032
Reclassifications and Adjustments	26,569	(13,537)	577	1,868	(17,131)	-	(1,654)
Assets written off	-	-	(100)	(909)	-	(6)	(1,015)
At December 31, 2012	443,034	-	51,206	58,403	8,299	1,909	562,851

Depreciation and depletion

At January 1, 2011	8,629	-	710	1,947	-	68	11,354
Depreciation and depletion charged for the year	17,735	-	2,161	6,656	-	354	26,906
Accumulated depreciation on assets written off	-	-	-	(195)	-	(1)	(196)
At December 31, 2011	26,364	-	2,871	8,408	-	421	38,064
Depreciation and depletion charged for the year	18,865	-	2,283	7,303	-	408	28,859
Accumulated depreciation on assets written off	-	-	(10)	(191)	-	(3)	(204)
At December 31, 2012	45,229	-	5,144	15,520	-	826	66,719

Carrying amount

At December 31, 2011	390,101	-	47,691	45,008	2,408	1,216	486,424
At December 31, 2012	397,805	-	46,062	42,883	8,299	1,083	496,132

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement and the promissory note entered into upon the acquisition of the San Dimas Mine (Notes 5 and 13).

Depreciation and depletion expense for the year ended December 31, 2012 was $28.1 million (2011 - $26.6 million) and in addition $0.8 million of depletion cost was included in the inventories balance at December 31, 2012 (2011 - $0.3 million). Borrowing costs of $1.3 million were capitalized during 2012 (2011 - $2.6 million) at a weighted average borrowing rate of 4.7% (2011 – 4.37%). Included within mining properties for the year ended December 31, 2012 is a $1.7 million reduction of the decommissioning liability (2011 - $1.7 million addition).

13.	Current and long-term debt

a)	December 31,	December 31,
	2012	2011
	$	$

Convertible debt (i)	-	30,000
Promissory note (ii)	40,000	50,000
Total	40,000	80,000
Less: Current portion of debt	(12,786)	(40,000)
Long-term debt	27,214	40,000

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note was repayable in cash by the Company at any time or convertible, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount would be translated into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million Note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of the Maturity Conversion Price and 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 (Cdn$3.13). Accordingly, 8,422,460 common shares were issued to Goldcorp on August 7, 2012 and the Company paid accrued interest of $1.9 million in cash on the same date.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note was considered to contain an embedded derivative relating to the conversion option which was set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. As the initial one-year term was reached on August 6, 2011, the derivative component had $nil value at December 31, 2011. Accretion relating to the Note for the year ended December 31, 2012 was $nil (2011 - $4.2 million).

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly will pay $7.8 million to the note holder by April 30, 2013.

iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax. On July 4, 2011, the Company received a refund of the $80.6 million of VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(b) Finance expense

Finance expense comprised the following:

	2012	2011
	$	$

Interest and accretion on convertible note	572	5,887
Interest on promissory note	2,787	3,159
Interest and fees on VAT loan	-	876
Capitalization of borrowing costs	(1,287)	(2,595)
Accretion on decommissioning liability	726	449
Other	89	34
	2,887	7,810

14.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $28.9 million at the reporting date (2011 - $19.4 million) and the present value of the obligation was estimated at $8.3 million (2011 - $9.4 million), calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, management has assumed is in 23 years (2011 – 17 years). The discount rate of 7.75% used by the Company in 2012 and 2011 is based on prevailing risk-free pre-tax rates in Mexico for periods of time which coincide with the period over which the decommissioning costs are discounted.

$

Decomissioning liability - January 1, 2011	9,775
Reduction in decomissioning liability due to discount rate change	(2,565)
Accretion expense	449
Additions to decomissioning liability, net of reclamation expenditures	1,714
Decomissioning liability - December 31, 2011	9,373

Change in estimate of mine life	(1,654)
Accretion expense	726
Reclamation expenditures	(162)
Decomissioning liability - December 31, 2012	8,283
Less: Current portion of decomissioning liability	(2,182)
Long-term portion of decomissioning liability	6,101

The change in the estimate of the mine life will have minimal impact on the net income of the Company in future periods.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

15.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2012	2011
Common shares issued and fully paid

At January 1	88,259,831	87,739,005
Issued during period (Note 15 (b))	8,945,791	520,826
At December 31	97,205,622	88,259,831

(b)	Common shares issuance

Share capital is recorded in the share capital reserve within Equity in the consolidated balance sheet.

	(i)	On August 7, 2012 the Company issued 8,422,460 common shares to Goldcorp Inc. upon the conversion of the remaining $30 million of the Convertible Note (Note 13(i)).

	(ii)	During the year ended December 31, 2012 the Company issued 523,331 common shares upon the exercise of stock options.

	(ii)	During the year ended December 31 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 28,750 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

As at December 31, 2012, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	125,000	4.20	0.6	125,000	4.20	0.6
July 9, 2014	10,000	2.70	1.5	10,000	2.70	1.5
July 9, 2019	275,000	2.70	6.5	275,000	2.70	6.5
August 6, 2015	4,609,490	6.00	2.6	4,609,490	6.00	2.6
August 25, 2015	1,890,000	5.26	2.7	1,890,000	5.26	2.7
November 12, 2015	460,000	6.43	2.9	460,000	6.43	2.9
November 8, 2016	300,000	3.47	3.9	100,000	3.47	3.9
March 31, 2017	75,000	2.60	4.2	-	-	-
November 7, 2017	60,000	6.74	4.9	-	-	-
	7,804,490	5.57	2.8	7,469,490	5.65	2.8

The following is a continuity schedule of the options outstanding for the year:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2011	8,158,240	5.64
Exercised	(28,750)	2.74
Granted	475,000	3.66
Cancelled	(30,000)	5.26
Outstanding at December 31, 2011	8,574,490	5.54
Exercised	(523,331)	5.12
Granted	135,000	4.44
Cancelled	(35,000)	4.20
Forfeited	(346,669)	5.21
Outstanding at December 31, 2012	7,804,490	5.57

The weighted average share price on the date options were exercised during 2012 was Cdn$6.31 (2011 – Cdn $3.23) ..

The fair value of the options granted in 2012 and 2011 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5% respectively. Other conditions and assumptions were as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
November 7, 2012	60,000	3.5	6.74	1.19	51	2.56
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92
November 8, 2011	300,000	3.5	3.47	1.19	47	1.22
March 7, 2011	175,000	3.5	3.99	2.34	48	1.39

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the option. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

d)	Warrants

As at December 31, 2012, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn $8.00 until July 20, 2015.

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2011	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at December 31, 2011	21,276,980	7.96
Expired	(476,980)	6.00
Outstanding and exercisable at December 31, 2012	20,800,000	8.00

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated balance sheet.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(e)	Phantom Share Unit Plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash. The following units were issued and outstanding as at December 31, 2012:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
August 6, 2010	1,528,076	August 6, 2013	December 31, 2013
February 27, 2011	95,666	February 27, 2013	December 31, 2013
February 27, 2011	95,667	February 27, 2014	December 31, 2014
May 19, 2011	36,748	May 19, 2013	December 31, 2013
May 19, 2011	36,749	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2013	December 31, 2013
November 8, 2011	33,334	November 8, 2014	December 31, 2014
March 31, 2012	792,610	March 31, 2013	December 31, 2013
March 31, 2012	792,610	March 31, 2014	December 31, 2014
March 31, 2012	792,610	March 31, 2015	December 31, 2015
March 31, 2012	38,462	December 1, 2013	December 31, 2013
March 31, 2012	38,462	December 1, 2014	December 31, 2014
May 25, 2012	31,410	May 25, 2013	December 31, 2013
May 25, 2012	31,410	May 25, 2014	December 31, 2014
May 25, 2012	31,411	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2013	December 31, 2013
August 3, 2012	3,009	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 7, 2012	28,902	November 7, 2013	December 31, 2013
November 7, 2012	28,902	November 7, 2014	December 31, 2014
November 7, 2012	28,902	November 7, 2015	December 31, 2015
Total	4,504,290

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income during 2012 in relation to the PSUP was $14.7 million ( 2011 - $1.8 million). The total liability recognized at December 31, 2012 in respect of the PSUP was $16.9 34 million, of which $12.9 million is classified as a current liability, reported within trade and other payables, with the remaining $4.0 million classified as a long-term liability, reported within other long-term liabilities. None of these cash-settled units was vested at December 31, 2012, but all remain outstanding.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

The fair value of the units as at December 31, 2012 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	0.7	0.00	1.14	62	6.40
February 27, 2011	191,333	0.2	0.00	1.14	41	6.40
May 19, 2011	73,497	0.4	0.00	1.14	64	6.40
November 8, 2011	66,667	0.9	0.00	1.14	59	6.40
March 31, 2012	2,377,830	1.2	0.00	1.14	56	6.40
March 31, 2012	76,924	0.9	0.00	1.14	57	6.40
May 25th, 2012	94,231	1.4	0.00	1.14	59	6.40
August 3, 2012	9,026	1.6	0.00	1.14	59	6.40
November 7, 2012	86,706	1.9	0.00	1.14	58	6.40

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the unit. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

16.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2012	2011
	$	$

Trade and other receivables	2,985	24,227
Taxes receivable	14,636	64,774
Prepaid expenses	974	(405)
Inventories	(782)	(4,431)
Trade and other payables	5,823	(1,390)
Taxes payable	1,766	(7,801)
	25,402	74,974

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

17.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2012. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 13).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

Pursuant to the terms of the promissory note (Note 13), the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing on the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

18.	Financial instruments

The Company’s financial instruments at December 31, 2012 consist of cash, trade and other receivables, trade and other payables, and debt.

At December 31, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability (Note 13) was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. At December 31, 2012 the fair value of the promissory note was $39.3 million. The Company had no derivative assets at December 31, 2012, however, previously these assets were marked-to-market each period.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Fair value measurements of financial assets and liabilities recognized in the balance sheet

IFRS requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

•	Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2012, the Company does not have any financial assets or liabilities measured at fair value.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2012 or 2011, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices (Note 9). The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. All contracts under the March 18, 2011 purchase had expired by December 31, 2011, realizing a net loss of $0.4 million.

On September 15, 2011, the Company entered into a second series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $0.2 million at December 31, 2011, based on current and available market information. A realized loss on expired contracts of $0.4 million and an unrealized marked-to-market loss on unexpired contracts of $3.2 million were recognized by the Company in the year ended December 31, 2011. In the year ended December 31, 2012, the Company recognized a further loss on these contracts of $0.2 million.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

On August 30, 2012, the Company entered into a third series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012. and were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price (Note 9). In the year ended December 31, 2012, the Company recognized a realized loss on the sale of contracts of $23.

All silver call option contracts had expired by December 31, 2012.

(ii)	Convertible note and promissory note

At both December 31, 2011 and 2012, the fair value of the conversion feature of the convertible note was $nil. This resulted in a $nil gain or loss on this non-hedge derivative during 2012, and an unrealized gain of $2.6 million during 2011.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2012 is considered to be negligible.

          The Company’s maximum exposure to credit risk at December 31, 2012 and 2011 is as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

	2012	2011
	$	$

Cash	139,244	80,761
Trade and other receivables	3,792	5,526
Taxes receivable	5,914	20,969

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2012:

					December 31
	December 31, 2012				2011
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$

Trade and other payables	23,645	-	-	23,645	20,553
Share-based compensation payable (PSUP)	12,874	3,990		16,864	2,926
Taxes payable	2,209	-	6,055	8,264	4,213
Convertible debt and interest	-	-	-	-	31,846
Promissory note and interest	14,933	30,263	-	45,196	63,900
Minimum rental and operating lease payments	941	1,895	-	2,836	1,115
Reclamation and closure cost obligations	2,352	2,283	24,234	28,869	19,362
Commitment to purchase plant and equipment	3,694	-	-	3,694	694
	60,648	38,431	30,289	129,368	144,609

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the year ended December 31, 2012 was $0.6 million (2011 - $1.5 million).

(c)	Market risk

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company’s equity is denominated in Canadian dollars and as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar. The Company is further exposed to currency risk through non-monetary assets and liabilities of it’s Mexican entity whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2012, the Company recognized a loss of $0.9 million on foreign exchange (2011 - gain of $0.9 million). Based on the above net exposures at December 31, 2012, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $4.5 million increase or decrease in the Company’s after-tax net earnings (loss) (2011 - $4.1 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s after-tax net earnings (loss) (2011: $0.3 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	December 31, 2012	December 31, 2011
	$000s	$000s
Gold prices
10% increase	10,166	8,467
10% decrease	(10,166)	(8,467)

Silver prices
10% increase	1,405	1,317
10% decrease	(1,405)	(1,317)

19.	Related party transactions

Transactions with Goldcorp Inc.

The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. At December 31, 2012, Goldcorp owned approximately 32% of the Company’s common shares. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012 (Notes 13 and 18), and a second payment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012.

On August 7, 2012, the Company repaid the $30 million convertible note due to Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash (Note 13). Principal of $30 million and interest of $1.1 million were paid in relation to the convertible note during 2011.

During the year ended December 31, 2012, $2.5 million (2011 - $3.8 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2012, the Company had an amount payable of $2.3 million outstanding to DMSL (2011 - $2.9 million). As at December 31, 2012, the Company had an amount owing from Goldcorp Inc. of $0.3 million (2011 - $nil).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

Compensation of key management personnel of the Company

Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2012	2011
	$	$

Short-term employee benefits	2,868	2,906
Share-based payment	9,730	5,338
Total	12,598	8,244

The Company does not offer any post-employment benefits with respect to key management personnel.

20.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Three of the properties included in the San Dimas Mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. In addition, the proceedings name the Tayoltita Property Public Registry as co-defendant. In all three proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas Mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in the consolidated financial statements in respect of these proceedings.

On June 6, 2012 the Agrarian Unitarian Court ruled that an Ejido claim in respect of a fourth property in the San Dimas Mine was invalid and that the defendants (of which the Company was not one) comprehensively demonstrated their rights over this land.

(b) As at December 31, 2012, the Company had entered into commitments to purchase plant and equipment totaling $3.7 million (2011 - $0.7 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Amounts in thousands of United States dollars unless otherwise stated)

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

21.	Announcement of acquisition of Cerro Resources NL

On December 13, 2012, the Company announced that it has entered into a definitive agreement with Cerro Resources NL ("Cerro") to acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69% of the feasibility stage Cerro Del Gallo project, a gold-silver deposit located in the province of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share for each Cerro common share held. Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company ("Spinco"). Spinco will assume Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company will purchase a 19.99% interest in Spinco.

The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the Cerro shareholder meeting will be held in April 2013 and that the transaction will close in May 2013.